Exhibit 11.1

SAFEWAY INC. AND SUBSIDIARIES

Computation of Earnings Per Common Share

(In millions, except per-share amounts)

(Unaudited)

	12 Weeks Ended
	March 24, 2007		March 25, 2006
	Diluted	Basic	Diluted	Basic
Net income	$174.4	$174.4	$142.9	$142.9

Weighted average common shares outstanding	440.3	440.3	449.0	449.0

Common share equivalents	6.1		2.0

Weighted average shares outstanding	446.4		451.0

Earnings per share	$0.39	$0.40	$0.32	$0.32

Anti-dilutive shares totaling 12.3 million in 2007 and 25.5 million in 2006 have been excluded from diluted weighted average shares outstanding.